Prospectus Supplement No. 7
Filed Pursuant to Rule 424(b)(8)
Registration No. 333-229524

December 18, 2019

16,742,104 Shares

10,312,078 Warrants

This Prospectus Supplement No. 7 supplements and amends the Prospectus dated May 14, 2019 (the “Prospectus”), relating to the resale of up to 16,742,104 outstanding shares of common stock of Phunware, Inc. (the “Company”), and 10,312,078 outstanding warrants of the Company, by the selling stockholders identified in the Prospectus. This Prospectus Supplement should be read in conjunction with the Prospectus, Prospectus Supplement No. 1 dated June 24, 2019, Prospectus Supplement No. 2 dated August 19, 2019, Prospectus Supplement No. 3 dated August 20, 2019, Prospectus Supplement No. 4 dated October 4, 2019, Prospectus Supplement No. 5 dated October 21, 2019, and Prospectus Supplement No. 6 dated November 21, 2019.
This Prospectus Supplement includes: (i) an update to the disclosures in the section of the Prospectus titled “PRINCIPAL AND SELLING SECURITYHOLDERS”; and (ii) information set forth in our attached Current Report on Form 8-K, as filed with the Securities and Exchange Commission on December 11, 2019.
This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto. This Prospectus Supplement should be read in conjunction with the Prospectus, including any supplements and amendments thereto. This Prospectus Supplement is qualified by reference to the Prospectus, except to the extent that the information in this Prospectus Supplement updates or supersedes the information contained in the Prospectus, including any supplements and amendments thereto.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in “Risk Factors” beginning on page 6 of the Prospectus, and under similar headings in any amendment or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this Prospectus Supplement. Any representation to the contrary is a criminal offense.
The date of this Prospectus Supplement No. 7 is December 18, 2019.

The section entitled “PRINCIPAL AND SELLING SECURITYHOLDERS” in the Prospectus is hereby amended and restated in its entirety as follows, for the primary purpose of updating the table of principal and selling securityholders to reflect the change in ownership of each of Dominium Investments, Inc. and Firmus Investments, Inc.:

The following table sets forth information regarding beneficial ownership of our common stock as of April 29, 2019 (unless otherwise noted), as adjusted to reflect the Securities that may be sold from time to time pursuant to this prospectus, for:

* each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock;

* each of our named executive officers;

* each person serving as a director on November 27, 2019;

* all executive officers and all persons serving as directors on November 27, 2019, as a group; and

* all selling stockholders, consisting of the entities and individuals shown as having shares listed in the column “Securities Being Offered.”

The shares of common stock and warrants offered hereunder include:

* an aggregate of 1,375,540 outstanding shares of our common stock issued to the Sponsors and certain service providers, offered pursuant to this prospectus;

* an aggregate of 7,705,556 outstanding shares of our common stock issued upon the exercise of certain Sponsor Private Placement Warrants of the Company, offered pursuant to this prospectus;

* an aggregate of 2,951,741 outstanding shares of our common stock issued upon the cashless exercise of certain warrants issued by Stellar in its initial public offering (the “Public Warrants”);

* an aggregate of 184,387 outstanding shares of our common stock issued upon the exercise of certain unit purchase options (“UPO’s”) and upon the exercise of certain common stock warrants that were issued upon the exercise of the aforementioned UPO’s, offered pursuant to this prospectus;

* an aggregate of 24,172 shares of our common stock issuable upon the exercise of warrants underlying the unit purchase options (“UPO’s”);

* an aggregate of 688,758 shares of our common stock issued upon the exercise of certain Series F Warrants, offered pursuant to this prospectus;

* 1,761,291 shares of our common stock issuable upon exercise of the Public Warrants that were issued by Stellar in its initial public offering, currently exercisable for one share of our common stock at a price of $11.50 per share;

* 14,866 shares of our common stock issuable upon exercise of the Series D-1 Warrants issued to a stockholder of the Company, currently exercisable for one share of our common stock at a price of $5.53 per share (upon exercise and issuance, such shares of common stock may be offered for sale by the holder of the Series D-1 Warrant pursuant to this prospectus);

* 377,402 shares of our common stock issuable upon exercise of the Series F Warrants issued to certain Company stockholders, currently exercisable for one share of our common stock at a price of $9.22 per share (upon exercise and issuance, such shares of common stock may be offered for sale by holders of Series F Warrants pursuant to this prospectus);

* 1,658,391 shares of our common stock issuable upon exercise of the Sponsor Private Placement Warrants that were issued to the Sponsors in connection with Stellar’s initial public offering and repayment of Sponsor related party notes for extension costs, currently exercisable for one share of our common stock at a price of $11.50 per share (upon exercise and issuance, such shares of common stock may be offered for sale by the holders pursuant to this prospectus);

* 10,182,078 warrants to purchase shares of our common stock that are the Sponsor Private Placement Warrants issued to the Sponsors in a private placement that closed simultaneously with the closing of Stellar’s initial public offering and repayment of Sponsor related party notes for extension costs, currently exercisable for one share of our common stock at a price of $11.50 per share, offered by the selling securityholders pursuant to this prospectus; and

* 130,000 warrants to purchase shares of our common stock that are the UPO Warrants, currently exercisable for one share of our common stock at a price of $11.50 per share, offered by the selling securityholders pursuant to this prospectus.

We have determined beneficial ownership in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially own, subject to community property laws where applicable. In computing the number of shares of our common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of our common stock subject to options or restricted stock units held by that person that are currently exercisable or exercisable within 60 days of April 29, 2019. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Shares beneficially owned after the offering assumes securities being offered with this Offering are being sold irrespective that those beneficial holders may be subject to restrictions in selling or transferring.

We have based percentage ownership of our common stock prior to this offering on 38,880,158 shares of our common stock outstanding as of April 29, 2019 unless otherwise noted.

Unless otherwise indicated, the address of each beneficial owner listed on the table below is c/o Phunware, Inc., 7800 Shoal Creek Blvd, Suite 230-S, Austin, TX 78757.

	Shares Beneficially Owned Prior to the Offering(1)		Shares Being Offered	Warrants Being Offered	Shares Beneficially Owned After the Offering
	Shares	Percentage	Shares	Warrants	Shares	Percentage
Name of Beneficial Owner 5% Securityholders(21):
Mount Raya Investments Limited(2)	2,205,886	5.7%	—	-	2,205,886	5.7%
Fraser Combs Ventures LP(5)	1,709,151	4.4%	158,924	239,697	1,550,227	4.0%
First American Trust of Nevada, LLC(6)	1,771,713	4.6%	199,989	199,989	1,571,724	4.0%
Max Fang(3)	2,189,803	5.6%	24,321	-	2,165,482	5.6%
Firsthand Venture Investors(8)	1,495,113	3.8%	—	-	1,495,113	3.8%
Named Executive Officers and Directors:
Alan Knitowski(9)	868,390	2.2%	221,397	218639	646993	1.7%
Luan Dang(10)	886,681	2.3%	91,155	105688	787526	2.0%
Randall Crowder(11)	127,134	*	13,912	5500	113222	*
Prokopios (Akis) Tsirigakis(12)(13)(19)	1,508,843	3.9%	1,508,843	1464724	0	*
Keith Cowan(13)	—	*	—	0	0	*
Lori Tauber Marcus(13)	—	*	—	0	0	*
Kathy Tan Mayor(13)	—	*	—	0	0	*
George Syllantavos(13)(14)(18)	1,407,436	3.6%	1,592,677	1301724	0	*
All executive officers and directors as a group (8 persons)(15)(22)	4,798,484	12.3%	3,427,984	3,096,275	1,547,741	4.0%

Other Selling Securityholders:
Dominion Capital LLC(16)	500,000	1.3%	500,000	250,000	—	*
Hudson Bay Capital Management LP(17)	511,400	1.5%	511,400	511,400	—	*
Firmus Investments Inc.(18)	1,783,663	4.6%	1,783,663	1,695,124	—	*
Astra Maritime Corp.(7)	1,508,853	3.9%	1,508,853	1,464,724	—	*
Magellan Investments Corp.(4)	1,407,436	3.6%	1,407,436	1,301,724	—	*
Dominium Investments Inc.(19)	1,346,071	3.5%	1,346,071	1,250,000	—	*
Securityholders that each hold less than 1% of our outstanding shares of common stock(20)	13,158,038	33.8%	8,731,450	10,625,707	—	*

(*)	Represents beneficial ownership of less than 1%.
(1)	The percentage of beneficial ownership on the record date is calculated based on 38,880,158 shares of our common stock as of April 29, 2019, adjusted for each owner’s options or restricted stock units held by that person that are currently exercisable or exercisable within 60 days of April 29, 2019, if any. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.
(2)	Includes 2,205,886 shares held of record by Mount Raya Investments Limited, an entity wholly-controlled by Khazanah Nasional Berhad, a strategic investment fund of the Government of Malaysia. The address for this entity is c/o Khazanah Americas Incorporated, 101 California Street, Suite 4550, San Francisco, California 94111.
(3)	Includes (i) 857,508 shares held of record by Maxima Ventures II, Inc., of which Mr. Fang serves as General Manager, (ii) 599,425 shares held of record by Maxima Ventures Services II, Inc., of which Mr. Fang serves as a director, (iii) 399,616 shares held of record by TC-1 Culture Fund, of which Mr. Fang serves as General Manager, (iv) 181,613 shares held of record by Eagle China Holdings Limited, and (v) 151,641 shares held of record by Maxima Ventures Services IV, Inc., of which Mr. Fang serves as a director. The address for these entities is No. 16, Lane 66, Sec. 4, Heping East Road, Wenshan Dist., Taipei City 116, Taipei City, Taiwan.
(4)	Mr. Syllantavos is the sole shareholder of Magellan Investments Corp. As a result, Mr. Syllantavos may be deemed to be beneficial owner of any shares deemed to be beneficially owned by Magellan Investments Inc. The address for this entity is 90 Kifissias Avenue, Maroussi 15125, Athens, Greece.
(5)	Includes 1,709,151 shares held of record by Fraser McCombs Ventures LP (“FMV LP”). Chase Frazier, a former director of Phunware, serves as the Managing Member of Frazier McCombs Capital Management LLC, the general partner of FMV LP. The address for these entities is 1035 Pearl Street, Suite 401, Boulder, Colorado 80302.
(6)	Includes (i) 1,571,724 shares and (ii) 199,989 Sponsor Private Placement Warrants exercisable within 60 days of December 26, 2018 held of record by First American Trust of Nevada, LLC, as Trustee of the Poiema Trust No. 2 dated November 28, 2018. The address for these entities is 3753 Howard Hughes Pkwy, Ste. 200 Las Vegas, NV 89169.
(7)	Mr. Tsirigakis is the sole shareholder of Astra Maritime Corp. As a result, Mr. Tsirigakis may be deemed to be beneficial owner of any shares deemed to be beneficially owned by Astra Maritime Corp. The address for this entity is 90 Kifissias Avenue, Maroussi 15125, Athens, Greece.
(8)	Includes 1,495,113 shares held of record Firsthand Ventures Investors, a fully owned and controlled subsidiary of Firsthand Technology Value Fund, Inc. The address for these entities is 150 Almaden Boulevard, Suite 1250, San Jose, California 95113.
(9)	Includes (i) 537,638 shares held of record by Cane Capital, LLC, for which Mr. Knitowski serves as president, (ii) 4,159 shares held of record by Curo Capital Appreciation Fund I, LLC (#1), for which Mr. Knitowski serves as president, (iii) 6,871 shares held of record by Curo Capital Appreciation Fund I, LLC (Fund 1), for which Mr. Knitowski serves as president, (iv) 27,492 shares held of record by Curo Capital Appreciation Fund I, LLC (Fund 2), for which Mr. Knitowski serves as president, and (v) 408,510 shares subject to options exercisable within 60 days of April 29, 2019, of which 292,230 had vested as of such date.
(10)	Includes (i) 782,689 shares held of record by Mr. Dang and (ii) 172,125 shares subject to options exercisable within 60 days of April 29, 2019, of which 103,992 had vested as of such date.
(11)	Includes (i) 50,635 shares held of record by Mr. Crowder and (ii) 229,500 shares subject to option exercisable within 60 days of April 29, 2019, of which 76,499 had vested as of such date.
(12)
Includes 1,508,843 shares held of record by Astra Maritime Corp., of which Mr. Tsirigakis is the sole shareholder. In connection with the sale by Mr. Tsirigakis referenced in note 19 below, the shares and warrants of Phunware, Inc. held by Dominium Investments, Inc. have been deducted from the totals reflected in the row of the table entitled “Prokopios (Akis) Tsirigakis.”

(13)	Messrs. Cowan, Syllantavos and Tsirigakis and Mses. Marcus and Mayor each joined our board of directors upon consummation of the business combination on December 26, 2018.
(14)
Includes 1,407,436 shares held of record by Magellan Investments Corp., of which Mr. Syllantavos is the sole shareholder. In connection with the sale by Mr. Syllantavos referenced in note 18 below, the shares and warrants of Phunware, Inc. held by Firmus Investments, Inc. have been deducted from the totals reflected in the row of the table entitled “George Syllantavos."

(15)
Includes (i) 4,325,763 shares held of record by our current directors and executive officers and (ii) 810,135 shares subject to options exercisable within 60 days of April 29, 2019, of which 472,720 had vested as of such date. In connection with the sales by Mr. Syllantavos and Mr. Tsirigakis referenced in notes 18 and 19 below, respectively, the number of shares of Phunware, Inc. held by Firmus Investments, Inc. and Dominium Investments, Inc. have been deducted from the total number of shares reflected in clause (i) of the preceding sentence.

(16)	Includes (i) 250,000 shares held of record by Dominion Capital LLC and (ii) 250,000 Sponsor Private Placement Warrants exercisable within 60 days of December 26, 2018. Mikhail Gurevich is the Managing Member of Dominion Capital LLC and exercises sole voting and investment power on behalf thereof.
(17)
According to a Schedule 13G/A filed with the SEC on January 4, 2019 on behalf of Hudson Bay Capital Management LP., a Delaware limited partnership, such entity is the beneficial owner of and has sole voting and dispositive power with respect to these securities. Mr. Sander Gerber serves as the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP. Mr. Gerber disclaims beneficial ownership of these securities. The address of such entity is 777 Third Avenue, 30th Floor, New York, NY 10017

(18)	Until November 27, 2019, Mr. Syllantavos was the sole shareholder of Firmus Investments, Inc. On November 27, 2019, Mr. Syllantavos (i) sold 100% of his interests in Firmus Investments, Inc., and (ii) resigned all of his positions as officer, director, and employee with Firmus Investments, Inc. Accordingly, as of the closing of such sale, Mr. Syllantavos has no beneficial ownership in any Phunware, Inc. securities held by Firmus Investments, Inc.
(19)	Until November 27, 2019, Mr. Tsirigakis was a shareholder of Dominium Investments, Inc. On November 27, 2019, Mr. Tsirigakis (i) sold 100% of his interests in Dominium Investments, Inc., and (ii) resigned all of his positions as officer, director, and employee with Dominium Investments, Inc. Accordingly, as of the closing of such sale, Mr. Tsirigakis has no beneficial ownership in any Phunware, Inc. securities held by Dominium Investments, Inc.
(20)
Represents shares of our common stock held of record, shares issuable upon the exercise of warrants exercisable within 60 days of April 29, 2019 and warrants to purchase shares of our common stock held of record by 90 selling securityholders not listed above.

(21)	In connection with the sales by Mr. Syllantavos and Mr. Tsirigakis referenced in notes 18 and 19 above, respectively, Firmus Investments, Inc., Astra Maritime Corp., Magellan Investments Corp., and Dominium Investments, Inc. have been deleted from the section of the table entitled “5% Securityholders” and added to the section of the table entitled “Other Selling Securityholders.”
(22)	In connection with the sales by Mr. Syllantavos and Mr. Tsirigakis referenced in notes 18 and 19 above, respectively, the shares and warrants of Phunware, Inc. held by Firmus Investments, Inc. and Dominium Investments, Inc. have been deducted from the totals reflected in the row of the table entitled “All executive officers and directors as a group.”

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): December 5, 2019

PHUNWARE, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-37862	26-4413774
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7800 Shoal Creek Blvd, Suite 230-S, Austin, Texas	78757
(Address of principal executive offices)	(Zip Code)

(512) 693-4199
(Registrant’s Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	PHUN	The NASDAQ Capital Market
Warrants to purchase one share of Common Stock	PHUNW	The NASDAQ Capital Market

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

The information provided in Item 5.07 below is hereby incorporated by reference into this Item 5.02.

Item 5.07.Submission of Matters to a Vote of Security Holders.

On December 5, 2019, Phunware, Inc. (the “Company”) held its 2019 Annual Meeting of Stockholders (the “2019 Annual Meeting”). The following matters were submitted to a vote of the Company’s stockholders at the 2019 Annual Meeting: (i) the election of two Class I directors to serve until the Company’s 2022 Annual Meeting of Stockholders or until their successors are duly elected and qualified; and (ii) the ratification of the appointment of Marcum LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019. The proposals are described in detail in the Company’s definitive proxy statement for the 2019 Annual Meeting, filed with the Securities and Exchange Commission on October 18, 2019 (the “Definitive Proxy Statement”). Each of the matters submitted to a vote of the Company’s stockholders at the 2019 Annual Meeting was approved by the requisite vote of the Company’s stockholders. Set forth below is the number of votes cast for, against, or withheld, as well as the number of abstentions and broker non-votes as to each such matter, including a separate tabulation with respect to each nominee for director, as applicable.

Nominee	For	Against	Withheld/ Abstentions	Broker Non-Votes
Keith Cowan	6,434,959	0	740,851	18,720,582
Eric Manlunas	4,748,570	0	2,427,240	18,720,582

As noted in the Definitive Proxy Statement, Prokopios (Akis) Tsirigakis, whose term as a director of the Company expired at the 2019 Annual Meeting, did not stand for reelection at the 2019 Annual Meeting.

Proposal	For	Against	Withheld/ Abstentions	Broker Non-Votes
Ratification of the appointment of Marcum LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019	23,698,740	1,399,430	798,222	0

No other matters were submitted for stockholder action.

The Company’s press release issued on December 10, 2019, announcing Mr. Manlunas’s election to the Company’s Board of Directors, is furnished herewith as Exhibit 99.1.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Exhibit Title
99.1*	Press Release, dated December 10, 2019.

* Furnished herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 11, 2019	Phunware, Inc.

	By:	/s/ Matt Aune
Matt Aune Chief Financial Officer